June 10, 2011
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:	Erie Indemnity Company Form 10-K for the Year Ended December 31, 2010 Filed February 24, 2011 File No. 000-24000
Dear Mr. Rosenberg,
On behalf of Erie Indemnity Company (the “Company”) this letter is in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) by letter dated May 26, 2011, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
We appreciate your comments with respect to the above-referenced report and have carefully considered the Staff’s comments. We continuously strive to improve the financial disclosure that we include in our public filings and look forward to working with you on the matters outlined in your letter.
Our responses to your comments are provided below. For convenience, each of the Staff’s comments is reprinted below, followed by the Company’s response. We are providing the information that you requested and where you have requested revised disclosure, we have provided the revision we would include in future filings.
The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1

SEC Comment #1 and #2: Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Financial Condition — Investments — Fixed Maturities, page 52
Please provide us proposed disclosure for future periodic reports indicating the source of the ratings used in the table on page 52.
Company Response:
We respectfully propose enhancing our fixed maturities disclosure in the Investment section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations as highlighted in bold in Exhibit A.
Please provide us the following regarding your investments in “Government — Municipal:”
•	The amount of your general obligation and special revenue bonds categorized by state, municipality and political subdivision; and

•	The nature and primary revenue sources for your special revenue bonds
Company Response:
We have included a detailed schedule which lists the amount of general obligation and special revenue bonds by category and the nature and primary revenue source for the special revenue bonds in Exhibit B.
SEC Comment #3: Consolidated Financial Statements — Notes to Consolidated Financial Statements — Note 1. Nature of Operations, page 75
In the fourth and sixth paragraphs where you indicate that Indemnity and Exchange are deemed to be under common control, please provide us proposed disclosures to be included in future periodic reports that indicate who the common parent is and the nature and extent of its control over each of these two entities.
Company Response:
Indemnity and the Exchange do not have a common parent. We intended to disclose that there is no common parent but that Indemnity has the power to direct the activities of the Exchange that most significantly impact the Exchange’s economic performance by acting as the common attorney-in-fact and decision maker for the subscribers (policyholders) at the Exchange.

We respectfully propose enhancing our disclosure in Note 1. Nature of Operations as highlighted in bold in Exhibit C.
SEC Comment #4: Consolidated Financial Statements — Note 2. Significant Accounting Policies — Retrospective adoption of new accounting principles, page 75
Regarding your conclusion that consolidation of Exchange upon the adoption of ASU 2009-17 is required, please address the following for us:
•	You state that you are deemed to be the primary beneficiary of the Exchange given the significance of the management fee to the Exchange and given your power to direct the Exchange’s significant activities. Please clarify for us which of the six criteria in ASC 810-10-55-37 caused the management fee to be a variable interest.

2

Company Response:
Under ASC 810-10-55-37, fees paid to a legal entity’s decision maker(s) or service provider(s) are not variable interests if all six criteria are met. Criteria e. in ASC 810-10-55-37 requires that “the total amount of anticipated fees are insignificant relative to the total amount of the VIE’s anticipated economic performance.”
We believe the management fee paid to Indemnity by the Exchange is not insignificant relative to the total amount of the Exchange’s anticipated economic performance.
Our analysis of the management fee is as follows:
1.	The Exchange’s anticipated economic performance is the product of its underwriting results combined with its investment results. The fees paid to Indemnity under the subscriber’s agreement impact the anticipated economic performance attributable to the Exchange’s underwriting results but have no impact on the anticipated economic performance attributable to the Exchange’s investment results.

2.	In 2010, the gross management fees incurred by the Exchange totaled $1 billion. These amounts are calculated by multiplying the direct premiums written by the Exchange and the other members of the Property and Casualty Group, which are assumed by the Exchange under the intercompany pooling agreement ($4.0 billion), by the management fee rate (25% in 2010). Indemnity’s Board of Directors determines the management fee rate paid by the Exchange to Indemnity, up to a maximum rate of 25%.

3.	The total fees of $1 billion are more than insignificant relative to the total amount of the Exchange’s anticipated economic performance.
•	Please tell us how you measured the assets and liabilities of the Exchange upon the initial adoption of ASU 2009-17 and how it complies with ASC 810-10-65-2. Also, clarify for us why there was no cumulative effect to your shareholders’ equity upon consolidation of Exchange.
Company Response:
The assets and liabilities of the Exchange were measured at their carrying amounts at the date the requirements first applied in accordance with ASC 810-10-65-2b.1.

The consolidation of the Exchange with Indemnity did not impact total Indemnity shareholders’ equity because Indemnity has no rights to or obligations arising from the assets and liabilities of the Exchange. The noncontrolling interest equity represents the Exchange’s equity held for the benefit of its subscribers (policyholders). The policyholders, and not the shareholders, are entitled to the residuals of the noncontrolling interest in the consolidated equity.
•	Please provide us proposed revised disclosure to be included in future periodic reports that provides all applicable disclosures pursuant to ASC 810-10-50-2AA through ASC 810-10-50-2AB.
Company Response:
We respectfully propose enhancing our disclosure in Note 4. Variable Interest Entity as highlighted in bold in Exhibit D.

3

SEC Comment #5: Consolidated Financial Statements — Note 21. Commitments and Contingencies, page 123
Confirm, if true, that by “effects, if any” in your disclosure “In our opinion, the effects, if any, of such litigation are not expected to be material to our consolidated financial condition, operations or cash flows,” you mean possible loss or range of loss as used in ASC 450-20-50-4. Please provide us proposed revised disclosure to be included in future periodic reports.
Company Response:
We confirm that by “effects, if any” in our current Note 21. Commitments and Contingencies disclosure we mean possible loss or range of loss as used in ASC 450-20-50-4.

We respectfully propose enhancing our disclosure in Note 21. Commitments and Contingencies as highlighted in bold in Exhibit E.
Please do not hesitate to contact me if you have any further questions or comments.
Sincerely,

Erie Indemnity Company
By: Marcia A. Dall
Executive Vice President and Chief Financial Officer
cc:	Terrence W. Cavanaugh, President and Chief Executive Officer
James J. Tanous, Executive Vice President, Secretary and General Counsel
Lisa Vanjoske, Accounting Reviewer, Securities and Exchange Commission
Ibolya Ignat, Staff Accountant, Securities and Exchange Commission

4

Exhibit A
Management’s Discussion and Analysis of Financial Condition — Investments
Fixed maturities
Under our investment strategy, we maintain a fixed maturities portfolio that is of high quality and well diversified within each market sector. This investment strategy also achieves a balanced maturity schedule. The fixed maturities portfolio is managed with the goal of achieving reasonable returns while limiting exposure to risk. The municipal bond portfolio accounts for $197 million, or 75%, of the total fixed maturity portfolio for Indemnity and $1.5 billion or 20% of the fixed maturity portfolio for the Exchange at December 31, 2010. The overall credit rating of the municipal portfolio without consideration of the underlying insurance is AA-. Because of the rating downgrades of municipal bond insurers, the underlying insurance does not improve the overall credit rating.
Fixed maturities classified as available-for-sale are carried at fair value with unrealized gains and losses, net of deferred taxes, included in shareholders’ equity. At December 31, 2010, Indemnity’s net unrealized gains on fixed maturities, net of deferred taxes, amounted to $5 million compared to net unrealized gains of $14 million at December 31, 2009. At December 31, 2010, the Exchange had net unrealized gains on fixed maturities of $270 million compared to net unrealized gains of $156 million at December 31, 2009.
The following is a breakdown of the fair value of our fixed maturities portfolio by sector and rating as of December 31, 2010 for Indemnity and Exchange, respectively:

	Erie Insurance Group(2)
(in millions)					Non-investment	Fair
Industry Sector	AAA	AA	A	BBB	Grade	Value

Indemnity
Structured securities(1)	$0	$0	$0	$0	$4	$4
Financial	0	2	10	12	2	26
Government — municipal	63	95	37	2	0	197
Industrial	0	0	2	0	0	2
U.S. treasury	25	0	0	0	0	25
Utilities	0	0	0	10	0	10

Total — Indemnity	$88	$97	$49	$24	$6	$264

Exchange
Structured securities(1)	$327	$42	$9	$23	$36	$437
Basic materials	0	0	37	157	5	199
Communications	0	0	150	328	21	499
Consumer	0	27	195	415	67	704
Diversified	0	0	22	0	0	22
Energy	17	11	107	331	31	497
Financial	27	317	1,154	637	144	2,279
Funds	0	0	0	5	0	5
Government — municipal	422	795	228	24	2	1,471
Industrial	0	5	93	220	26	344
U.S. treasury	12	0	0	0	0	12
Government sponsored entity	73	0	2	0	0	75
Government — other countries	0	0	15	6	0	21
Technology	0	0	41	72	0	113
Utilities	0	3	88	435	75	601

Total — Exchange	$878	$1,200	$2,141	$2,653	$407	$7,279

(1)	Structured securities include asset-backed securities, collateral, lease and debt obligations, commercial mortgage-backed securities and residential mortgage-backed securities.

(2)	Ratings are supplied by S&P, Moody’s, and Fitch. The table is based on the lowest rating for each security.

Exhibit B

Erie Indemnity Company Analysis of Government-Municipal Holdings December 31, 2010	Page: 1 of 7

		General	Revenue Funding Source										Total Revenue
State	Municipality/Political Subdivision	Obligation	Development	Education	Health	Housing	Lease	Service	Tax	Transportation	Utilities	Other	Bonds	Total
AK	State	$2,174,200	$—	$2,063,320	$—	$—	$—	$—	$—	$3,210,120	$—	$—	$5,273,440	$7,447,640
Total AK		$2,174,200	$—	$2,063,320	$—	$—	$—	$—	$—	$3,210,120	$—	$—	$5,273,440	$7,447,640

AZ	PIMA CNTY ARIZ UNI SCH DIS	$1,921,774	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,921,774
Total AZ		$1,921,774	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,921,774

AL	State	$—	$—	$2,249,120	$—	$1,245,041	$—	$—	$—	$—	$—	$—	$3,494,161	$3,494,161
Total AL		$—	$—	$2,249,120	$—	$1,245,041	$—	$—	$—	$—	$—	$—	$3,494,161	$3,494,161

CA	LOS ANGELES CALIF HBR DEPT	$—	$—	$—	$—	$—	$—	$—	$—	$1,537,215	$—	$—	$1,537,215	$1,537,215
CA	State	$30,512	$962,200	$—	$—	$2,090,048	$—	$—	$—	$—	$—	$—	$3,052,248	$3,082,760
Total CA		$30,512	$962,200	$—	$—	$2,090,048	$—	$—	$—	$1,537,215	$—	$—	$4,589,463	$4,619,975

DC	State	$—	$—	$—	$—	$—	$—	$—	$—	$2,836,249	$—	$—	$2,836,249	$2,836,249
Total DC		$—	$—	$—	$—	$—	$—	$—	$—	$2,836,249	$—	$—	$2,836,249	$2,836,249

FL	COLLIER CNTY FLA SCH BRD C	$—	$—	$—	$—	$—	$4,406,480	$—	$—	$—	$—	$—	$4,406,480	$4,406,480
FL	HILLSBOROUGH CNTY FLA AVIA	$—	$—	$—	$—	$—	$—	$—	$—	$2,735,526	$—	$—	$2,735,526	$2,735,526
FL	MIAMI-DADE CNTY FLA SCH BR	$—	$—	$—	$—	$—	$1,011,680	$—	$—	$—	$—	$—	$1,011,680	$1,011,680
FL	ORANGE CNTY FLA SCH BRD CT	$—	$—	$—	$—	$—	$2,092,520	$—	$—	$—	$—	$—	$2,092,520	$2,092,520
FL	PINELLAS CNTY FLA HEALTH F	$—	$—	$—	$4,553,377	$—	$—	$—	$—	$—	$—	$—	$4,553,377	$4,553,377
Total FL		$—	$—	$—	$4,553,377	$—	$7,510,680	$—	$—	$2,735,526	$—	$—	$14,799,583	$14,799,583

IA	POLK CNTY IOWA GO BDS 2010	$2,023,100	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,023,100
Total IA		$2,023,100	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,023,100

IL	DU PAGE CNTY ILL CMNTY HIG	$2,157,500	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,157,500
IL	KANE & DU PAGE CNTYS ILL C	$2,236,900	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,236,900
IL	LAKE CNTY ILL CMNTY HIGH S	$2,111,880	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,111,880
IL	CHICAGO ILL MIDWAY ARPT RE	$—	$—	$—	$—	$—	$—	$—	$—	$2,026,870	$—	$—	$2,026,870	$2,026,870
IL	CHICAGO ILL O HARE INTL AR	$—	$—	$—	$—	$—	$1,954,665	$—	$—	$2,715,450	$—	$—	$4,670,115	$4,670,115
IL	CHICAGO ILL TRAN AUTH CAP	$—	$—	$—	$—	$—	$—	$—	$—	$2,099,220	$—	$—	$2,099,220	$2,099,220
IL	JOLIET ILL WTRWKS & SEW RE	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,897,032	$—	$3,897,032	$3,897,032
Total IL		$6,506,280	$—	$—	$—	$—	$1,954,665	$—	$—	$6,841,540	$3,897,032	$—	$12,693,237	$19,199,517

IN	INDIANAPOLIS IND LOC PUB I	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,135,760	$—	$1,135,760	$1,135,760
IN	State	$—	$—	$—	$4,058,766	$—	$—	$—	$—	$—	$2,146,800	$—	$6,205,566	$6,205,566
Total IN		$—	$—	$—	$4,058,766	$—	$—	$—	$—	$—	$3,282,560	$—	$7,341,326	$7,341,326

KS	UNIVERSITY KANS HOSP AUTH	$—	$—	$—	$1,317,286	$—	$—	$—	$—	$—	$—	$—	$1,317,286	$1,317,286
Total KS		$—	$—	$—	$1,317,286	$—	$—	$—	$—	$—	$—	$—	$1,317,286	$1,317,286

KY	State	$—	$—	$—	$—	$—	$—	$1,091,310	$—	$—	$2,137,960	$—	$3,229,270	$3,229,270
Total KY		$—	$—	$—	$—	$—	$—	$1,091,310	$—	$—	$2,137,960	$—	$3,229,270	$3,229,270

MD	NORTHEAST MD WASTE DISP AU	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,136,060	$—	$2,136,060	$2,136,060
Total MD		$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,136,060	$—	$2,136,060	$2,136,060

MI	CHIPPEWA VALLEY MICH SCHS	$2,817,693	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,817,693
MI	DETROIT MICH CITY SCH DIST	$2,074,800	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,074,800
MI	State	$—	$—	$4,300,680	$—	$—	$—	$—	$2,174,220	$—	$4,604,614	$—	$11,079,514	$11,079,514
MI	WAYNE CHARTER CNTY MICH AR	$—	$—	$—	$—	$—	$—	$—	$—	$3,116,070	$—	$—	$3,116,070	$3,116,070
Total MI		$4,892,493	$—	$4,300,680	$—	$—	$—	$—	$2,174,220	$3,116,070	$4,604,614	$—	$14,195,584	$19,088,077

MN	MINNEAPOLIS MINN SPL SCH D	$2,079,560	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,079,560
Total MN		$2,079,560	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,079,560

MO	State	$—	$—	$—	$—	$—	$—	$—	$—	$2,120,300	$—	$—	$2,120,300	$2,120,300
Total MO		$—	$—	$—	$—	$—	$—	$—	$—	$2,120,300	$—	$—	$2,120,300	$2,120,300

NC	DURHAM CNTY N C GO REF BDS	$3,462,570	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,462,570
NC	State	$—	$—	$—	$1,953,283	$—	$—	$—	$—	$—	$—	$—	$1,953,283	$1,953,283
Total NC		$3,462,570	$—	$—	$1,953,283	$—	$—	$—	$—	$—	$—	$—	$1,953,283	$5,415,853
		$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$-
NJ	State	$—	$—	$2,141,020	$—	$—	$—	$—	$—	$2,190,388	$2,961,168	$—	$7,292,576	$7,292,576
Total NJ		$—	$—	$2,141,020	$—	$—	$—	$—	$—	$2,190,388	$2,961,168	$—	$7,292,576	$7,292,576

NM	State	$—	$—	$—	$—	$—	$—	$1,522,268	$—	$—	$—	$—	$1,522,268	$1,522,268

Erie Indemnity Company Analysis of Government-Municipal Holdings December 31, 2010	Exhibit B Page: 2 of 7

		General	Revenue Funding Source										Total Revenue
State	Municipality/Political Subdivision	Obligation	Development	Education	Health	Housing	Lease	Service	Tax	Transportation	Utilities	Other	Bonds	Total
Total NM		$—	$—	$—	$—	$—	$—	$1,522,268	$—	$—	$—	$—	$1,522,268	$1,522,268

NV	State	$2,663,387	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,663,387
NV	CLARK CNTY NEV ARPT REV AI	$—	$—	$—	$—	$—	$—	$—	$—	$2,172,440	$—	$—	$2,172,440	$2,172,440
Total NV		$2,663,387	$—	$—	$—	$—	$—	$—	$—	$2,172,440	$—	$—	$2,172,440	$4,835,827

NY	State	$—	$—	$—	$—	$—	$—	$—	$5,788,915	$—	$—	$—	$5,788,915	$5,788,915
NY	SUFFOLK CNTY N Y PUB IMPT	$3,405,793	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,405,793
Total NY		$3,405,793	$—	$—	$—	$—	$—	$—	$5,788,915	$—	$—	$—	$5,788,915	$9,194,708

OH	State	$—	$—	$—	$—	$2,580,259	$—	$—	$—	$—	$5,350,242	$—	$7,930,501	$7,930,501
OH	COLUMBUS OHIO CITY SCH DIS	$2,109,120	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,109,120
Total OH		$2,109,120	$—	$—	$—	$2,580,259	$—	$—	$—	$—	$5,350,242	$—	$7,930,501	$10,039,621

OK	State	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,862,089	$—	$1,862,089	$1,862,089
Total OK		$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,862,089	$—	$1,862,089	$1,862,089

PA	State	$2,332,914	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,332,914
PA	MOON AREA SCH DIST PA GO B	$3,359,850	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,359,850
PA	PITTSBURGH PA SCH DIST GO	$2,872,953	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,872,953
PA	PHILADELPHIA PA WTR & WAST	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,248,085	$—	$2,248,085	$2,248,085
Total PA		$8,565,717	$—	$—	$—	$—	$—	$—	$—	$—	$2,248,085	$—	$2,248,085	$10,813,802

RI	State	$—	$—	$—	$—	$—	$—	$—	$—	$3,575,176	$2,449,135	$—	$6,024,311	$6,024,311
Total RI		$—	$—	$—	$—	$—	$—	$—	$—	$3,575,176	$2,449,135	$—	$6,024,311	$6,024,311

TN	MEMPHIS TENN GO IMPT REF B	$2,280,280	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,280,280
TN	MEMPHIS TENN ELEC SYS REV	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,211,880	$—	$2,211,880	$2,211,880
Total TN		$2,280,280	$—	$—	$—	$—	$—	$—	$—	$—	$2,211,880	$—	$2,211,880	$4,492,160

TX	AUSTIN TEX G O REF PUB IMP	$2,267,700	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,267,700
TX	BEDFORD TEX G O REF BDS 20	$2,254,144	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,254,144
TX	DALLAS TEX INDPT SCH DIST	$4,021,425	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$4,021,425
TX	PORT HOUSTON AUTH TEX HARR	$2,216,290	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,216,290
TX	ROUND ROCK TEX INDPT SCH D	$3,429,000	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,429,000
TX	DENTON TEX UTIL SYS REV RE	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,168,960	$—	$2,168,960	$2,168,960
TX	TRINITY RIVER AUTH TEX REV	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,310,273	$—	$2,310,273	$2,310,273
Total TX		$14,188,559	$—	$—	$—	$—	$—	$—	$—	$—	$4,479,233	$—	$4,479,233	$18,667,792

UT	State	$1,922,420	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,922,420
Total UT		$1,922,420	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,922,420

VA	State	$—	$—	$—	$—	$6,124,260	$—	$—	$—	$2,047,860	$—	$—	$8,172,120	$8,172,120
Total VA		$—	$—	$—	$—	$6,124,260	$—	$—	$—	$2,047,860	$—	$—	$8,172,120	$8,172,120

WA	KING CNTY WASH SCH DIST NO	$4,245,120	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$4,245,120
WA	PIERCE CNTY WASH SCH DIST	$2,393,560	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,393,560
WA	PORT SEATTLE WASH LTGO BDS	$2,127,400	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,127,400
WA	CENTRAL PUGET SOUND WASH R	$—	$—	$—	$—	$—	$—	$—	$2,369,451	$—	$—	$—	$2,369,451	$2,369,451
Total WA		$8,766,080	$—	$—	$—	$—	$—	$—	$2,369,451	$—	$—	$—	$2,369,451	$11,135,531

WI	MILWAUKEE WIS GO CORP PURP	$1,778,834	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,778,834
Total WI		$1,778,834	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,778,834

Total Indemnity		$68,770,679	$962,200	$10,754,140	$11,882,712	$12,039,608	$9,465,345	$2,613,578	$10,332,586	$32,382,884	$37,620,058	$—	$128,053,111	$196,823,790

Exhibit B

Erie Insurance Exchange Analysis of Government-Municipal Holdings December 31, 2010	Page: 3 of 7

		General	Revenue Funding Source										Total Revenue
State	Municipality/Political Subdivision	Obligation	Development	Education	Health	Housing	Lease	Service	Tax	Transportation	Utilities	Other	Bonds	Total
AK	State	$5,435,500	$—	$3,947,288	$7,742,850	$—	$—	$—	$—	$1,369,288	$—	$—	$13,059,426	$18,494,926
Total AK		$5,435,500	$—	$3,947,288	$7,742,850	$—	$—	$—	$—	$1,369,288	$—	$—	$13,059,426	$18,494,926

AL	MONTGOMERY ALA GO WTS 2010	$2,833,470	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,833,470
AL	State	$—	$—	$—	$—	$15,094	$—	$—	$—	$—	$—	$—	$15,094	$15,094
AL	BIRMINGHAM ALA SPL CARE FA	$—	$—	$—	$4,922,410	$—	$—	$—	$—	$—	$—	$—	$4,922,410	$4,922,410
Total AL		$2,833,470	$—	$—	$4,922,410	$15,094	$—	$—	$—	$—	$—	$—	$4,937,504	$7,770,974

AR	State	$—	$—	$—	$7,617,172	$—	$7,902,574	$20,008,326	$—	$—	$170,912	$—	$35,698,984	$35,698,984
Total AR			$—	$—	$7,617,172	$—	$7,902,574	$20,008,326	$—	$—	$170,912	$—	$35,698,984	$35,698,984

AZ	PHOENIX ARIZ GO BDS 2005	$5,446,100	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,446,100
AZ	PIMA CNTY ARIZ UNI SCH DIS	$6,300,900	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$6,300,900
AZ	REGIONAL PUB TRANSN AUTH A	$—	$—	$—	$—	$—	$—	$—	$—	$2,027,800	$—	$—	$2,027,800	$2,027,800
Total AZ		$11,747,000	$—	$—	$—	$—	$—	$—	$—	$2,027,800	$—	$—	$2,027,800	$13,774,800

CA	State	$8,454,411	$14,765,280	$—	$184,777	$1,021,248	$—	$—	$—	$—	$—	$—	$15,971,305	$24,425,716
CA	LOS ANGELES CALIF HBR DEPT		$—	$—	$—	$—	$—	$—	$—	$4,000,000	$—	$—	$4,000,000	$4,000,000
CA	RIVERSIDE CALIF WTR REV RE		$—	$—	$—	$—	$—	$—	$—	$—	$10,294,379	$—	$10,294,379	$10,294,379
Total CA		$8,454,411	$14,765,280	$—	$184,777	$1,021,248	$—	$—	$—	$4,000,000	$10,294,379	$—	$30,265,684	$38,720,095

CT	State	$1,603,890	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,603,890
Total CT		$1,603,890	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,603,890

CO	State	$—	$—	$—	$8,790,640	$—	$2,607,592	$—	$—	$—	$—	$—	$11,398,232	$11,398,232
CO	DENVER COLO CITY & CNTY AR	$—	$—	$—	$—	$—	$—	$—	$—	$10,709,755	$—	$—	$10,709,755	$10,709,755
Total CO		$—	$—	$—	$8,790,640	$—	$2,607,592	$—	$—	$10,709,755	$—	$—	$22,107,987	$22,107,987

DC	DISTRICT COLUMBIA G O REF	$8,657,824	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$8,657,824
DC	DISTRICT COLUMBIA INCOME T	$—	$—	$—	$—	$—	$—	$5,359,389	$—	$—	$—	$—	$5,359,389	$5,359,389
DC	DISTRICT COLUMBIA WTR & SW	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,682,520	$—	$1,682,520	$1,682,520
DC	METROPOLITAN WASH D C ARPT	$—	$—	$—	$—	$—	$—	$—	$—	$14,202,834	$—	$—	$14,202,834	$14,202,834
Total DC		$8,657,824	$—	$—	$—	$—	$—	$5,359,389	$—	$14,202,834	$1,682,520	$—	$21,244,743	$29,902,567

FL	FLORIDA ST BRD ED PUB ED C	$9,843,015	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$9,843,015
FL	MIAMI FLA LTD AD VALOREM T	$7,174,443	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$7,174,443
FL	State	$4,933,900	$—	$—	$—	$—	$7,000,000	$4,923,828	$—	$—	$—	$—	$11,923,828	$16,857,728
FL	BROWARD CNTY FLA ARPT SYS	$—	$—	$—	$—	$—	$—	$—	$—	$5,183,700	$—	$—	$5,183,700	$5,183,700
FL	BROWARD CNTY FLA HSG FIN A	$—	$—	$—	$—	$2,848,337	$—	$—	$—	$—	$—	$—	$2,848,337	$2,848,337
FL	BROWARD CNTY FLA SCH BRD C	$—	$—	$—	$—	$—	$2,025,560	$—	$—	$—	$—	$—	$2,025,560	$2,025,560
FL	CAPE CORAL FLA UTIL IMPT A	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,659,888	$—	$5,659,888	$5,659,888
FL	COLLIER CNTY FLA SCH BRD C	$—	$—	$—	$—	$—	$6,957,602	$—	$—	$—	$—	$—	$6,957,602	$6,957,602
FL	HERNANDO CNTY FLA HOSP REV	$—	$—	$—	$3,193,233	$—	$—	$—	$—	$—	$—	$—	$3,193,233	$3,193,233
FL	HILLSBOROUGH CNTY FLA AVIA	$—	$—	$—	$—	$—	$—	$—	$—	$5,269,300	$—	$—	$5,269,300	$5,269,300
FL	LEE CNTY FLA JUSTICE CTR C	$—	$—	$—	$—	$—	$8,293,520	$—	$—	$—	$—	$—	$8,293,520	$8,293,520
FL	LEE CNTY FLA SOLID WASTE S	$—	$—	$—	$—	$—	$—	$—	$—	$—	$8,872,480	$—	$8,872,480	$8,872,480
FL	MIAMI-DADE CNTY FLA SCH BR	$—	$—	$—	$—	$—	$2,264,633	$—	$—	$—	$—	$—	$2,264,633	$2,264,633
FL	ORANGE CNTY FLA SCH BRD CT	$—	$—	$—	$—	$—	$5,749,925	$—	$—	$—	$—	$—	$5,749,925	$5,749,925
FL	PINELLAS CNTY FLA HEALTH F	$—	$—	$—	$3,210,710	$—	$—	$—	$—	$—	$—	$—	$3,210,710	$3,210,710
Total FL		$21,951,358	$—	$—	$6,403,943	$2,848,337	$32,291,240	$4,923,828	$—	$10,453,000	$14,532,368	$—	$71,452,716	$93,404,074

GA	GWINNETT CNTY GA G O BDS 2	$3,944,438	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,944,438
GA	State	$7,315,876	$—	$—	$—	$7,833,137	$—	$—	$—	$3,231,607	$—	$—	$11,064,744	$18,380,620
GA	GWINNETT CNTY GA DEV AUTH	$—	$—	$—	$—	$—	$2,673,750	$—	$—	$—	$—	$—	$2,673,750	$2,673,750
Total GA		$11,260,314	$—	$—	$—	$7,833,137	$2,673,750	$—	$—	$3,231,607	$—	$—	$13,738,494	$24,998,808

HI	State	$—	$—	$—	$—	$—	$—	$—	$—	$3,704,451	$—	$—	$3,704,451	$3,704,451
Total HI		$—	$—	$—	$—	$—	$—	$—	$—	$3,704,451	$—	$—	$3,704,451	$3,704,451

IA	POLK CNTY IOWA GO BDS 2010	$5,057,750	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,057,750
IA	State	$—	$—	$—	$—	$—	$—	$—	$—	$—	$8,275,680	$—	$8,275,680	$8,275,680
Total IA		$5,057,750	$—	$—	$—	$—	$—	$—	$—	$—	$8,275,680	$—	$8,275,680	$13,333,430

ID	State	$—	$—	$—	$—	$6,244,328	$—	$—	$—	$—	$—	$—	$6,244,328	$6,244,328
Total ID		$—	$—	$—	$—	$6,244,328	$—	$—	$—	$—	$—	$—	$6,244,328	$6,244,328

Exhibit B

Erie Insurance Exchange Analysis of Government-Municipal Holdings December 31, 2010	Page: 4 of 7

		General	Revenue Funding Source										Total Revenue
State	Municipality/Political Subdivision	Obligation	Development	Education	Health	Housing	Lease	Service	Tax	Transportation	Utilities	Other	Bonds	Total
IL	CHICAGO ILL BRD ED GO BDS	$5,247,300	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,247,300
IL	CHICAGO ILL GO BONDS 2004	$8,899,564	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$8,899,564
IL	COOK CNTY ILL FST PRESV DI	$5,135,950	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,135,950
IL	DU PAGE CNTY ILL CMNTY HIG	$6,464,677	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$6,464,677
IL	KANE & DU PAGE CNTYS ILL C	$9,803,214	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$9,803,214
IL	LAKE CNTY ILL CMNTY HIGH S	$3,431,805	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,431,805
IL	State	$22,293,578	$—	$—	$—	$—	$—	$—	$12,133,970	$5,124,050	$—	$—	$17,258,020	$39,551,598
IL	CHICAGO ILL MET WTR RECLAM	$—	$—	$—	$—	$—	$—	$—	$—	$—	$7,665,848	$—	$7,665,848	$7,665,848
IL	CHICAGO ILL MIDWAY ARPT RE	$—	$—	$—	$—	$—	$—	$—	$—	$11,412,507	$—	$—	$11,412,507	$11,412,507
IL	CHICAGO ILL O HARE INTL AR	$—	$—	$—	$—	$—	$4,334,875	$—	$—	$—	$—	$—	$4,334,875	$4,334,875
IL	CHICAGO ILL O HARE INTL AR	$—	$—	$—	$—	$—	$—	$—	$—	$12,051,728	$—	$—	$12,051,728	$12,051,728
IL	CHICAGO ILL TRAN AUTH CAP	$—	$—	$—	$—	$—	$—	$—	$—	$10,543,039	$—	$—	$10,543,039	$10,543,039
IL	JOLIET ILL WTRWKS & SEW RE	$—	$—	$—	$—	$—	$—	$—	$—	$—	$4,237,233	$—	$4,237,233	$4,237,233
IL	REGIONAL TRANSN AUTH ILL T	$—	$—	$—	$—	$—	$—	$—	$—	$5,168,750	$—	$—	$5,168,750	$5,168,750
Total IL		$61,276,088	$—	$—	$—	$—	$4,334,875	$—	$12,133,970	$44,300,074	$11,903,081	$—	$72,672,000	$133,948,088

IN	BENTON IND SCH IMPT BLDG C	$171,618	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$171,618
IN	EAST PORTER CNTY SCH BLDG	$5,568,596	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,568,596
IN	HAMILTON SOUTHEASTERN IND	$3,105,652	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,105,652
IN	KNOX CNTY IND HOSP ASSN LE	$5,214,559	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,214,559
IN	LOGANSPORT IND SCH BLDG CO	$10,977,390	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$10,977,390
IN	MERRILLVILLE IND MULTI SCH	$3,431,832	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,431,832
IN	MSD WARREN TWP IND VISION	$5,569,438	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,569,438
IN	NORTH SIDE IND HIGH SCH BL	$6,045,679	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$6,045,679
IN	SOUTHWEST ALLEN IND MULTI	$594,066	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$594,066
IN	WAYNE TWP IND MARION CNTY	$11,893,448	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$11,893,448
IN	ZIONSVILLE IND CMNTY SCHS	$3,306,647	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,306,647
IN	State	$—	$—	$—	$8,753,612	$—	$—	$—	$—	$—	$13,875,846	$—	$22,629,458	$22,629,458
IN	INDIANAPOLIS IND LOC PUB I	$—	$—	$—	$—	$—	$—	$4,153,000	$—	$—	$—	$—	$4,153,000	$4,153,000
IN	INDIANAPOLIS IND LOC PUB I	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,338,400	$—	$5,338,400	$5,338,400
Total IN		$55,878,925	$—	$—	$8,753,612	$—	$—	$4,153,000	$—	$—	$19,214,246	$—	$32,120,858	$87,999,783

KS	JOHNSON CNTY KANS UNI SCH	$4,079,320	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$4,079,320
Total KS		$4,079,320	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$4,079,320

KY	LOUISVILLE & JEFFERSON CNTY	$—	$—	$—	$—	$—	$—	$2,677,771	$—	$—	$—	$—	$2,677,771	$2,677,771
Total KY		$—	$—	$—	$—	$—	$—	$2,677,771	$—	$—	$—	$—	$2,677,771	$2,677,771

MA	State	$18,828,572	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$18,828,572
MA	MASSACHUSETTS ST WTR POLLU	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,309,789	$—	$1,309,789	$1,309,789
Total MA		$18,828,572	$—	$—	$—	$—	$—	$—	$—	$—	$1,309,789	$—	$1,309,789	$20,138,361

MD	State	$10,386,255	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$10,386,255
MD	MONTGOMERY CNTY MD PUB IMP	$5,072,150	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,072,150
MD	NORTHEAST MD WASTE DISP AU	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,782,433	$—	$1,782,433	$1,782,433
Total MD		$15,458,405	$—	$—	$—	$—	$—	$—	$—	$—	$1,782,433	$—	$1,782,433	$17,240,838

MI	CHIPPEWA VALLEY MICH SCHS	$2,188,220	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,188,220
MI	DEARBORN MICH SCH DIST GO	$2,549,995	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,549,995
MI	DETROIT MICH CITY SCH DIST	$16,098,046	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$16,098,046
MI	State	$—	$—	$—	$—	$—	$—	$—	$7,815,310	$—	$13,428,987	$—	$21,244,297	$21,244,297
MI	WAYNE CHARTER CNTY MICH AR	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,660,678	$—	$3,660,678	$3,660,678
MI	WAYNE CNTY MICH ARPT AUTH	$—	$—	$—	$—	$—	$—	$—	$—	$—	$112,717	$—	$112,717	$112,717
Total MI		$20,836,261	$—	$—	$—	$—	$—	$—	$7,815,310	$—	$17,202,382	$—	$25,017,692	$45,853,953

MN	State	$16,218,900	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$16,218,900
MN	MINNEAPOLIS MINN SPL SCH D	$4,455,457	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$4,455,457
MN	MINNEAPOLIS & ST PAUL MINN	$—	$—	$—	$—	$—	$—	$—	$—	$8,755,682	$—	$—	$8,755,682	$8,755,682
Total MN		$20,674,357	$—	$—	$—	$—	$—	$—	$—	$8,755,682	$—	$—	$8,755,682	$29,430,039

MO	State		$—	$—	$—	$—	$—	$—	$—	$8,279,108	$—	$—	$8,279,108	$8,279,108
MO	MISSOURI ST HWYS & TRANS C		$—	$—	$—	$—	$—	$—	$—	$3,940,529	$—	$—	$3,940,529	$3,940,529
Total MO			$—	$—	$—	$—	$—	$—	$—	$12,219,637	$—	$—	$12,219,637	$12,219,637

Exhibit B

Erie Insurance Exchange Analysis of Government-Municipal Holdings December 31, 2010	Page: 5 of 7

		General	Revenue Funding Source										Total Revenue
State	Municipality/Political Subdivision	Obligation	Development	Education	Health	Housing	Lease	Service	Tax	Transportation	Utilities	Other	Bonds	Total
NC	State	$—	$—	$210,556	$—	$—	$5,375,901	$—	$—	$11,976,995	$—	$—	$17,563,452	$17,563,452
NC	CHARLOTTE N C WTR & SWR SY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$8,242,261	$—	$8,242,261	$8,242,261
NC	DURHAM N C LTD OBLIG TAXAB	$—	$—	$—	$—	$—	$3,589,845	$—	$—	$—	$—	$—	$3,589,845	$3,589,845
NC	IREDELL CNTY N C CTFS PART	$—	$—	$—	$—	$—	$155,000	$—	$—	$—	$—	$—	$155,000	$155,000
NC	NEW HANOVER CNTY N C LTD O	$—	$—	$—	$—	$—	$2,231,900	$—	$—	$—	$—	$—	$2,231,900	$2,231,900
NC	UNIVERSITY N C CHAPEL HILL	$—	$—	$4,133,037	$—	$—	$—	$—	$—	$—	$—	$—	$4,133,037	$4,133,037
Total NC		$—	$—	$4,343,593	$—	$—	$11,352,646	$—	$—	$11,976,995	$8,242,261	$—	$35,915,495	$35,915,495

NJ	State	$2,164,320	$—	$2,026,680	$—	$—	$8,048,900	$—	$—	$4,481,695	$5,233,850	$—	$19,791,125	$21,955,445
NJ	ATLANTIC CNTY N J UTILS AU	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,182,036	$—	$2,182,036	$2,182,036
NJ	HOPATCONG BORO N J SWR BDS	$—	$—	$—	$—	$—	$—	$—	$—	$—	$4,830,300	$—	$4,830,300	$4,830,300
NJ	RINGWOOD BORO N J SEW AUTH	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,991,360	$—	$2,991,360	$2,991,360
Total NJ		$2,164,320	$—	$2,026,680	$—	$—	$8,048,900	$—	$—	$4,481,695	$15,237,546	$—	$29,794,821	$31,959,141

NM	State	$—	$—	$—	$—	$—	$421,230	$—	$5,666,000	$—	$—	$—	$6,087,230	$6,087,230
NM	ALBUQUERQUE N MEX ARPT REV	$—	$—	$—	$—	$—	$—	$—	$—	$9,282,709	$—	$—	$9,282,709	$9,282,709
NM	LOS ALAMOS CNTY N MEX INC	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,529,700	$—	$5,529,700	$5,529,700
NM	RIO RANCHO N MEX WTR & WAS	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,818,576	$—	$5,818,576	$5,818,576
Total NM		$—	$—	$—	$—	$—	$421,230	$—	$5,666,000	$9,282,709	$11,348,276	$—	$26,718,215	$26,718,215

NV	CLARK CNTY NEV ARPT REV AI	$5,525,700	$—	$—	$—	$—	$—	$—	$—	$4,741,872	$—	$—	$4,741,872	$10,267,572
Total NV		$5,525,700	$—	$—	$—	$—	$—	$—	$—	$4,741,872	$—	$—	$4,741,872	$10,267,572

NY	NISKAYUNA N Y CENT SCH DIS	$512,505	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$512,505
NY	State	$—	$—	$—	$—	$9,093,946	$—	$—	$16,231,537	$13,270,273	$—	$—	$38,595,756	$38,595,756
NY	NEW YORK N Y CITY MUN WTR	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,101,500	$—	$5,101,500	$5,101,500
NY	NEW YORK N Y CITY TRANSITI	$—	$—	$—	$—	$—	$—	$4,838,312	$—	$—	$—	$—	$4,838,312	$4,838,312
NY	PORT AUTH N Y & N J CONS B	$—	$—	$—	$—	$—	$—	$—	$11,153,750	$—	$—	$—	$11,153,750	$11,153,750
Total NY		$512,505	$—	$—	$—	$9,093,946	$—	$4,838,312	$27,385,287	$13,270,273	$5,101,500	$—	$59,689,318	$60,201,823

OH	COLUMBUS OHIO CITY SCH DIS	$8,436,480	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$8,436,480
OH	State	$—	$—	$—	$—	$4,630,040	$21,635,081	$—	$—	$—	$102,211	$—	$26,367,332	$26,367,332
OH	CUYAHOGA CNTY OHIO REV REV	$—	$—	$—	$85,989	$—	$—	$—	$—	$—	$—	$—	$85,989	$85,989
OH	LORAIN CNTY OHIO HOSP REV	$—	$—	$—	$—	$—	$1,011,680	$—	$—	$—	$—	$—	$1,011,680	$1,011,680
Total OH		$8,436,480	$—	$—	$85,989	$4,630,040	$22,646,761	$—	$—	$—	$102,211	$—	$27,465,001	$35,901,481

OK	CLEVELAND CNTY OKLA HOME L	$—	$—	$—	$—	$2,053,568	$—	$—	$—	$—	$—	$—	$2,053,568	$2,053,568
Total OK		$—	$—	$—	$—	$2,053,568	$—	$—	$—	$—	$—	$—	$2,053,568	$2,053,568

OR	State	$—	$—	$—	$—	$—	$—	$—	$—	$3,041,428	$—	$—	$3,041,428	$3,041,428
Total OR		$—	$—	$—	$—	$—	$—	$—	$—	$3,041,428	$—	$—	$3,041,428	$3,041,428

PA	ABINGTON PA SCH DIST REF G	$1,116,000	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,116,000
PA	ALLEGHENY CNTY PA GO BDS 2	$165,937	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$165,937
PA	BALDWIN & WHITEHALL PA SCH	$1,092,440	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,092,440
PA	BERKS CNTY PA BA	$2,847,630	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,847,630
PA	BETHEL PARK PA SCH DIST GO	$3,124,319	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,124,319
PA	BRISTOL BORO PA SCH DIST G	$2,605,925	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,605,925
PA	BRISTOL TWP PA SCH DIST GO	$3,111,129	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,111,129
PA	GATEWAY PA SCH DIST ALLEGH	$1,033,195	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,033,195
PA	HANOVER PA AREA SCH DIST L	$1,098,880	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,098,880
PA	HATBORO HORSHAM PA SCH DIS	$554,650	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$554,650
PA	MOON AREA SCH DIST PA GO B	$1,899,720	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,899,720
PA	NORRISTOWN PA AREA SCH DIS	$1,087,760	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,087,760
PA	PHILADELPHIA PA SCH DIST G	$7,302,835	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$7,302,835
PA	PITTSBURGH PA GO REF BDS 2	$1,077,120	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,077,120
PA	PITTSBURGH PA SCH DIST GO	$1,115,710	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,115,710
PA	POCONO MTN PA SCH DIST GO	$548,310	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$548,310
PA	RINGGOLD PA SCH DIST AUTH	$1,193,216	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,193,216
PA	TUNKHANNOCK PA AREA SCH DI	$4,972,139	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$4,972,139
PA	UNIONVILLE-CHADDS FORD PA	$6,062,150	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$6,062,150
PA	WEST MIFFLIN PA AREA SCH D	$5,966,174	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,966,174
PA	State	$15,487,841	$—	$2,056,458	$—	$13,283,140	$—	$—	$—	$—	$—	$—	$15,339,598	$30,827,439
PA	ALLEGHENY CNTY PA HOSP DEV	$—	$—	$—	$7,574,910	$—	$—	$—	$—	$—	$—	$—	$7,574,910	$7,574,910

Exhibit B

Erie Insurance Exchange Analysis of Government-Municipal Holdings December 31, 2010	Page: 6 of 7

		General	Revenue Funding Source										Total Revenue
State	Municipality/Political Subdivision	Obligation	Development	Education	Health	Housing	Lease	Service	Tax	Transportation	Utilities	Other	Bonds	Total
PA	BRIGHTON TWP PA SEW AUTH G	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,280,370	$—	$5,280,370	$5,280,370
PA	CAMBRIA CNTY PA HOSP DEV A	$—	$—	$—	$11,017,323	$—	$—	$—	$—	$—	$—	$—	$11,017,323	$11,017,323
PA	ERIE CNTY PA HOSP AUTH REV	$—	$—	$—	$17,558,850	$—	$—	$—	$—	$—	$—	$—	$17,558,850	$17,558,850
PA	PENN HILLS MUNICIPALITY PA	$—	$—	$—	$—	$—	$—	$7,028,840	$—	$—	$—	$—	$7,028,840	$7,028,840
PA	PHILADELPHIA PA ARPT REV R	$—	$—	$—	$—	$—	$—	$—	$—	$4,789,292	$—	$—	$4,789,292	$4,789,292
PA	WEST VIEW PA MUN AUTH SPL	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,742,474	$—	$5,742,474	$5,742,474
Total PA		$63,463,080	$—	$2,056,458	$36,151,083	$13,283,140	$—	$7,028,840	$—	$4,789,292	$11,022,844	$—	$74,331,657	$137,794,737

RI	State	$—	$—	$4,070,205	$—	$—	$—	$—	$—	$3,764,145	$—	$—	$7,834,350	$7,834,350
Total RI		$—	$—	$4,070,205	$—	$—	$—	$—	$—	$3,764,145	$—	$—	$7,834,350	$7,834,350

SC	State	$5,521,975	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,521,975
SC	HORRY CNTY S C SCH DIST SC	$10,796,120	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$10,796,120
Total SC		$16,318,095	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$16,318,095

TN	MEMPHIS TENN GO IMPT REF B	$3,420,420	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,420,420
TN	MEMPHIS TENN ELEC SYS REV	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,076,450	$—	$5,076,450	$5,076,450
Total TN		$3,420,420	$—	$—	$—	$—	$—	$—	$—	$—	$5,076,450	$—	$5,076,450	$8,496,870

TX	BEDFORD TEX G O REF BDS 20	$6,294,821	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$6,294,821
TX	CARROLLTON TEX FMRS BRH IN	$8,490,640	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$8,490,640
TX	DENTON TEX INDPT SCH DIST	$3,377,610	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,377,610
TX	GARLAND TEX INDPT SCH DIST	$5,221,432	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,221,432
TX	GRAND PRAIRIE TEX INDPT SC	$5,154,200	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,154,200
TX	GRAPEVINE-COLLEYVILLE INDP	$9,687,996	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$9,687,996
TX	HARRIS CNTY TEX REF BDS 20	$8,796,513	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$8,796,513
TX	HIDALGO CNTY TEX CTFS OF O	$5,554,234	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,554,234
TX	HOUSTON TEX INDPT SCH DIST	$9,178,810	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$9,178,810
TX	KATY TEX INDPT SCH DIST BA	$2,972,460	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$2,972,460
TX	KELLER TEX INDPT SCH DIST	$3,092,613	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,092,613
TX	LEWISVILLE TEX INDPT SCH D	$6,535,297	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$6,535,297
TX	NORTH EAST INDPT SCH DIST	$6,254,435	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$6,254,435
TX	NORTHSIDE TEX INDPT SCH DI	$3,085,440	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,085,440
TX	NORTHWEST TEX INDPT SCH DI	$11,810,156	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$11,810,156
TX	PORT HOUSTON AUTH TEX HARR	$5,312,900	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,312,900
TX	ROUND ROCK TEX INDPT SCH D	$8,001,000	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$8,001,000
TX	SOUTH SAN ANTONIO TEX INDP	$5,793,330	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,793,330
TX	TEXAS ST GO BDS FUND	$3,067,984	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,067,984
TX	TOMBALL TEX INDPT SCH DIST	$4,729,798	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$4,729,798
TX	WILLIAMSON CNTY TEX G.O RD	$3,213,693	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3,213,693
TX	State	$5,293,000	$—	$—	$—	$—	$—	$—	$—	$8,128,520	$9,862,996	$—	$17,991,516	$23,284,516
TX	CORPUS CHRISTI TEX UTIL SY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$4,055,955	$—	$4,055,955	$4,055,955
TX	DALLAS FORT WORTH TEX INTL	$—	$—	$—	$—	$—	$—	$—	$—	$3,518,900	$—	$—	$3,518,900	$3,518,900
TX	DALLAS TEX AREA RAPID TRAN	$—	$—	$—	$—	$—	$—	$—	$11,414,655	$—	$—	$—	$11,414,655	$11,414,655
TX	DALLAS TEX ARPT REV REV BD	$—	$—	$—	$—	$—	$—	$—	$—	$5,583,950	$—	$—	$5,583,950	$5,583,950
TX	DALLAS TEX WTRWKS & SWR SY	$—	$—	$—	$—	$—	$—	$—	$—	$—	$4,407,400	$—	$4,407,400	$4,407,400
TX	DENTON TEX UTIL SYS REV RE	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,058,150	$—	$5,058,150	$5,058,150
TX	HARRIS CNTY TEX HEALTH FAC	$—	$—	$—	$513,125	$—	$—	$—	$—	$—	$—	$—	$513,125	$513,125
TX	HARRIS CNTY TEX HSG FIN CO	$—	$—	$—	$—	$45,125	$—	$—	$—	$—	$—	$—	$45,125	$45,125
TX	HOUSTON TEX ARPT SYS REV S	$—	$—	$—	$—	$—	$—	$—	$—	$5,327,254	$—	$—	$5,327,254	$5,327,254
TX	HOUSTON TEX UTIL SYS REV F	$—	$—	$—	$—	$—	$—	$—	$—	$—	$11,030,266	$—	$11,030,266	$11,030,266
TX	NORTH TEX MUN WTR DIST TEX	$—	$—	$—	$—	$—	$—	$—	$—	$—	$7,516,110	$—	$7,516,110	$7,516,110
TX	SAN ANTONIO TEX GEN IMPT &	$—	$—	$—	$—	$—	$—	$—	$11,702,534	$—	$—	$—	$11,702,534	$11,702,534
TX	TEXAS A & M UNIV REVS REV	$—	$—	$4,136,508	$—	$—	$—	$—	$—	$—	$—	$—	$4,136,508	$4,136,508
TX	TRINITY RIVER AUTH TEX REV	$—	$—	$—	$—	$—	$—	$—	$—	$—	$4,455,623	$—	$4,455,623	$4,455,623
TX	UNIVERSITY HOUSTON TEX UNI	$—	$—	$5,033,300	$—	$—	$—	$—	$—	$—	$—	$—	$5,033,300	$5,033,300
TX	UNIVERSITY TEX PERM UNIV F	$—	$—	$12,736,475	$—	$—	$—	$—	$—	$—	$—	$—	$12,736,475	$12,736,475
Total TX		$130,918,362	$—	$21,906,283	$513,125	$45,125	$—	$—	$23,117,189	$22,558,624	$46,386,500	$—	$114,526,846	$245,445,208

UT	UTAH ST BRD REGENTS REV RE	$9,882,350	$—	$—	$—	$2,605,367	$—	$—	$—	$—	$—	$—	$2,605,367	$12,487,717
Total UT		$9,882,350	$—	$—	$—	$2,605,367	$—	$—	$—	$—	$—	$—	$2,605,367	$12,487,717

VA	State	$531,410	$—	$5,655,550	$4,215,293	$10,972,969	$—	$—	$—	$15,325,613	$6,846,976	$—	$43,016,401	$43,547,811
VA	HAMPTON ROADS SANTN DIST V	$—	$—	$—	$—	$—	$—	$—	$—	$—	$11,589,155	$—	$11,589,155	$11,589,155

Exhibit B

Erie Insurance Exchange Analysis of Government-Municipal Holdings December 31, 2010	Page: 7 of 7

		General	Revenue Funding Source										Total Revenue
State	Municipality/Political Subdivision	Obligation	Development	Education	Health	Housing	Lease	Service	Tax	Transportation	Utilities	Other	Bonds	Total
VA	RICHMOND VA PUB UTIL REV P	$—	$—	$—	$—	$—	$—	$—	$—	$—	$4,073,471	$—	$4,073,471	$4,073,471
Total VA		$531,410	$—	$5,655,550	$4,215,293	$10,972,969	$—	$—	$—	$15,325,613	$22,509,602	$—	$58,679,027	$59,210,437

WA	KING CNTY WASH SCH DIST NO	$6,776,273	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$6,776,273
WA	PORT SEATTLE WASH LTGO BDS	$6,999,146	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$6,999,146
WA	SPOKANE CNTY WASH SCH DIST	$11,031,700	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$11,031,700
WA	State	$21,992,221	$—	$—	$—	$—	$—	$6,586,034	$—	$—	$—	$4,359,415	$10,945,449	$32,937,670
WA	CENTRAL PUGET SOUND WASH R	$—	$—	$—	$—	$—	$—	$—	$1,447,187	$—	$—	$—	$1,447,187	$1,447,187
WA	KING CNTY WASH SWR REV REF	$—	$—	$—	$—	$—	$—	$—	$—	$—	$6,675,325	$—	$6,675,325	$6,675,325
WA	SEATTLE WASH WTR SYS REV R	$—	$—	$—	$—	$—	$—	$—	$—	$—	$5,672,850	$—	$5,672,850	$5,672,850
Total WA		$46,799,340	$—	$—	$—	$—	$—	$6,586,034	$1,447,187	$—	$12,348,175	$4,359,415	$24,740,811	$71,540,151

WI	MILWAUKEE CNTY WIS G O REF	$10,380,800	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$10,380,800
WI	MILWAUKEE WIS GO CORP PURP	$6,391,020	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$6,391,020
WI	State	$12,664,710	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$12,664,710
WI	FRANKLIN WIS SOLID WASTE D	$—	$—	$8,045,321	$—	$—	$—	$—	$—	$—	$—	$—	$8,045,321	$8,045,321
Total WI		$29,436,530	$—	$8,045,321	$—	$—	$—	$—	$—	$—	$—	$—	$8,045,321	$37,481,851

WY	State	$—	$—	$—	$—	$—	$5,458,000	$—	$—	$—	$—	$—	$5,458,000	$5,458,000
Total WY		$—	$—	$—	$—	$—	$5,458,000	$—	$—	$—	$—	$—	$5,458,000	$5,458,000

Total Exchange		$591,442,037	$14,765,280	$52,051,378	$85,380,894	$60,646,299	$97,737,568	$55,575,500	$77,564,943	$208,206,774	$223,743,155	$4,359,415	$880,031,206	$1,471,473,243

Exhibit C
Note 1. Nature of Operations
Erie Indemnity Company (“Indemnity”) is a publicly held Pennsylvania business corporation that since 1925 has been the managing attorney-in-fact for the subscribers (policyholders) at the Erie Insurance Exchange (“Exchange”). The Exchange is a subscriber owned Pennsylvania-domiciled reciprocal insurer that writes property and casualty insurance.
Indemnity’s primary function is to perform certain services for the Exchange relating to the sales, underwriting and issuance of policies on behalf of the Exchange. This is done in accordance with a subscriber’s agreement (a limited power of attorney) executed by each subscriber (policyholder), appointing Indemnity as their common attorney-in-fact to transact business on their behalf and to manage the affairs of the Exchange. Pursuant to the subscriber’s agreement and for its services as attorney-in-fact, Indemnity earns a management fee calculated as a percentage of the direct premiums written by the Exchange and the other members of the Property and Casualty Group, which are assumed by the Exchange under an intercompany pooling arrangement.
Indemnity has the power to direct the activities of the Exchange that most significantly impact the Exchange’s economic performance by acting as the common attorney-in-fact and decision maker for the subscribers (policyholders) at the Exchange.
Through December 31, 2010, Indemnity also operated as a property and casualty insurer through its wholly owned subsidiaries, Erie Insurance Company (“EIC”), Erie Insurance Company of New York (“ENY”) and Erie Insurance Property and Casualty Company (“EPC”). EIC, ENY and EPC, together with the Exchange and its wholly owned subsidiary, Flagship City Insurance Company (“Flagship”), are collectively referred to as the “Property and Casualty Group”. The Property and Casualty Group operates in 11 Midwestern, Mid-Atlantic and Southeastern states and the District of Columbia and primarily writes private passenger automobile (48%), homeowners (21%), commercial multi-peril (11%), commercial automobile (7%), and workers compensation (6%) lines of insurance based upon 2010 direct written premiums.
On December 31, 2010, Indemnity sold all of the outstanding capital stock of its wholly owned property and casualty subsidiaries to the Exchange. There was no gain or loss resulting from this sale as Indemnity is the primary decision maker for the Exchange. Under this new structure, all property and casualty insurance operations are owned by the Exchange, and Indemnity will continue to function as the management company. There was no impact on the existing reinsurance pooling agreement between the Exchange and EIC or ENY as a result of the sale, nor was there any impact to the subscribers (policyholders) of the Exchange, to the Exchange’s independent insurance agents, or to Indemnity’s employees.
Erie Family Life Insurance Company (“EFL”) is an affiliated life insurance company that underwrites and sells individual and group life insurance policies and fixed annuities. Indemnity and the Exchange own 21.6% and 78.4% of EFL, respectively. On November 4, 2010, Indemnity entered into a definitive agreement for the sale of its 21.6% ownership interest in EFL to the Exchange, which is scheduled to close by March 31, 2011. Upon the closing date, the Exchange will own 100% of EFL.
Because Indemnity is the primary decision maker for the Exchange, for financial reporting purposes, any gains or losses resulting from the sale of Indemnity’s equity interest in EFL will be recorded as an adjustment directly to Indemnity’s equity balance at March 31, 2011.
“Indemnity shareholder interest” refers to the interest in Erie Indemnity Company owned by the Class A and Class B shareholders. “Noncontrolling interest” refers to the interest in the Erie Insurance Exchange held for the benefit of the subscribers (policyholders).

The consolidated financial statements of Erie Indemnity Company reflect the results of Indemnity and its variable interest entity, the Exchange, which we refer to collectively as “Erie Insurance Group” (“we,” “us,” “our”).
Exhibit D
Note 4. Variable Interest Entity
Exchange
The Exchange is a reciprocal insurance exchange domiciled in Pennsylvania, for which Indemnity serves as attorney-in-fact. Indemnity holds a variable interest in the Exchange because of the absence of decision-making capabilities by the equity owners (subscribers) of the Exchange and because of the significance of the management fee the Exchange pays to Indemnity as the decision maker. The new accounting guidance, which we adopted on January 1, 2010, requires entities to perform a qualitative analysis to determine the primary beneficiary of variable interest entities. As a result of adopting the new guidance, Indemnity is deemed to have a controlling financial interest in the Exchange and is considered the primary beneficiary. The Exchange’s results have been consolidated with those of Indemnity. We have retrospectively applied the new accounting guidance and have consolidated the Exchange for all periods presented in this report for comparability purposes. See Note 2, “Significant Accounting Policies.”
Consolidation of the Exchange is required given the significance of the management fee to the Exchange and because Indemnity has the power to direct the activities of the Exchange that most significantly impact the Exchange’s economic performance. Indemnity earns management fee revenues from the Exchange for services provided as attorney-in-fact for the Exchange. Indemnity’s management fee revenues are based on all premiums written or assumed by the Exchange. Indemnity’s Board of Directors determines the management fee rate paid by the Exchange to Indemnity. This rate cannot exceed 25% of the direct and affiliated assumed written premiums of the Exchange, as defined by the subscriber’s agreement signed by each policyholder. The management fee revenues and management fee expenses are eliminated in consolidation.
The shareholders of Indemnity have no rights to the assets of the Exchange and no obligations arising from the liabilities of the Exchange. Indemnity has no obligation related to any underwriting and/or investment losses experienced by the Exchange. Indemnity would however be adversely impacted if the Exchange incurred significant underwriting and/or investment losses. If the surplus of the Exchange were to decline significantly from its current level, its financial strength ratings could be reduced and as a consequence the Exchange could find it more difficult to retain its existing business and attract new business. A decline in the business of the Exchange would have an adverse effect on the amount of the management fees Indemnity receives. In addition, a decline in the surplus of the Exchange from its current level may impact the management fee rate received by Indemnity. Indemnity also has an exposure to a concentration of credit risk related to the unsecured receivables due from the Exchange for its management fee. If any of these events occurred, Indemnity’s financial position, financial performance and/or cash flows could be adversely impacted.
On December 31, 2010, Indemnity sold all of the outstanding capital stock of its wholly owned subsidiaries to the Exchange. Under this new structure, all property and casualty insurance operations are owned by the Exchange, and Indemnity will continue to function as the management company. There was no impact on the existing reinsurance pooling agreement between the Exchange and EIC or ENY as a result of the sale, nor was there any impact to the subscribers (policyholders) of the Exchange, to the Exchange’s independent insurance agents, or to Indemnity’s employees.
Indemnity has not provided financial or other support to the Exchange for the reporting periods presented. At December 31, 2010, there are no explicit or implicit arrangements that would require Indemnity to provide future financial support to the Exchange. Indemnity is not liable if the Exchange was to be in violation of its debt covenants or was unable to meet its obligation for unfunded commitments to limited partnerships.

Exhibit E
Note 21. Commitments and Contingencies
Indemnity has contractual commitments to invest up to $50 million related to its limited partnership investments at December 31, 2010. These commitments are split between private equity securities of $21 million, real estate activities of $17 million and mezzanine debt securities of $12 million. These commitments will be funded as required by the partnership agreements.
The Exchange, including EFL, has contractual commitments to invest up to $402 million related to its limited partnership investments at December 31, 2010. These commitments are split between private equity securities of $177 million, real estate activities of $143 million and mezzanine debt securities of $82 million. These commitments will be funded as required by the partnership agreements.
We are involved in litigation arising in the ordinary course of conducting business. In accordance with current accounting standards for loss contingencies and based upon information currently known to us, we establish reserves for litigation when it is probable that a loss associated with a claim or proceeding has been incurred and the amount of the loss or range of loss can be reasonably estimated. When no amount within the range of loss is a better estimate than any other amount, we accrue the minimum amount of the estimable loss. To the extent that such litigation against us may have an exposure to a loss in excess of the amount we have accrued, we believe that such excess would not be material to our consolidated financial condition, operations or cash flows. We believe that our accruals for legal proceedings are appropriate and, individually and in the aggregate, are not expected to be material to our consolidated financial condition, operations or cash flows.
For certain legal proceedings, we cannot reasonably estimate losses or a range of loss, particularly for proceedings that are in their early stages of development or where the plaintiffs seek indeterminate damages. Various factors, including, but not limited to, the outcome of potentially lengthy discovery and the resolution of important factual questions, may need to be determined before probability can be established or before a loss or range of loss can be reasonably estimated. If the loss contingency in question is not both probable and reasonably estimable, we do not establish an accrual and the matter will continue to be monitored for any developments that would make the loss contingency both probable and reasonably estimable. The outcome of this pending litigation is uncertain, but in our opinion the outcome of each case, individually and in the aggregate, is not expected to be material to our consolidated financial condition, operations or cash flows. We review all litigation on an ongoing basis when making accrual and disclosure decisions.